As filed with the Securities and Exchange Commission on December 4, 2003

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

________________________

DATATEC SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	7373 (Primary Standard Industrial Classification Code Number)	94-2914253 (I.R.S. Employer Identification Number)
23 Madison Road Fairfield, New Jersey 07004 (973) 808-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Isaac J. Gaon Chief Executive Officer Datatec Systems, Inc. 23 Madison Road Fairfield, New Jersey 07004 (973) 808-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service of Process)

Copies to: Robert H. Friedman, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP 505 Park Avenue New York, New York 10022 (212) 753-7200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

_________________________

If the only securities being registered on this From are being offered pursuant to dividend or interest reinvestment plans, please check the following box ____

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___

CALCULATION OF REGISTRATION FEE
Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock issued in a private placement consummated on April 28, 2003.	4,000,000	$1.315(2)	$5,260,000.00	$425.53(4)

Common stock issuable upon exercise of warrants issued to certain investors in a private placement consummated on April 28, 2003.	2,000,000	$1.625(3)	$3,250,000.00	$262.93(4)

Common stock issuable upon exercise of warrants issued to a certain financial advisor in connection with a private placement consummated on April 28, 2003.	480,000	$1.75(3)	$840,000.00	$67.96(4)

Common stock issued in connection with an acquisition by the Company on May 1, 2003.	1,546,247	$1.315(2)	$2,033,314.80	$164.50(4)

Common stock issuable upon exercise of warrants issued in connection with an acquisition by the Company on May 1, 2003.	200,000	$1.82(3)	$364,000.00	$29.45(4)

Common stock issuable upon conversion of notes issued to certain investors in a private placement consummated on July 3, 2003.	7,350,000(5)	$ 1.05(6)	$7,717,500	$624.35(7)

Common stock issuable upon exercise of warrants issued to certain investors in a private placement consummated on July 3, 2003.	1,312,500(5)	$1.3224(3)	$1,735,650	$93.61(7)

Common stock issuable upon exercise of warrants issued to a certain financial advisor in connection with a private placement consummated on July 3, 2003.	183,750	$1.26(3)	$231,525	$18.73(7)

Common stock issuable upon exercise of warrants issued to the investors of the July 3, 2003 private placement in exchange for waiving certain rights.	700,000	$.9441(3)	$660,870	$53.46(7)

Common stock issued in a private placement consummated on July 28, 2003.	3,696,621	$1.39(8)	$5,138,303	$415.69(9)

Common stock issuable upon exercise of warrants issued to certain investors in a private placement consummated on July 28, 2003.	1,848,306	$1.3637 (3)	$2,520,535	$203.91(9)

Common stock issuable upon exercise of warrants issued to a certain financial advisor in connection with a private placement consummated on July 28, 2003.	554,492	$1.3637 (3)	$756,161	$61.17(9)

Common stock issuable by us to satisfy certain outstanding debt	1,972,192	$1.39(8)	$2,741,347	$221.77(9)

Common stock issued to satisfy certain outstanding debt	127,168	$1.14(10)	$1,449.70	$11.73
Total $2,654.79 (11)

(1)

In the event of a stock split, stock dividend and similar transactions involving our common stock, $.001 par value, the shares registered hereby shall automatically be increased or decreased pursuant to Rule 416 of the Securities Act of 1933, as amended. There shall not be any automatic increase or decrease in shares registered hereby pursuant to Rule 416 of the Securities Act of 1933, as amended, that result from the operation of any conversion formula based on fluctuating market prices.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices of our common stock on The Nasdaq SmallCap Market on May 20, 2003.

(3)	Pursuant to Rule 457(g) of the Securities Act, the registration fee for the common stock underlying the warrants is calculated on the basis of the exercise price of the warrants.

(4)	Previously paid in connection with the filing of Registration No. 333-105654 on May 29, 2003.

(5)	Based on a negotiated formula with respect to the number of shares issuable upon the conversion of notes and exercise of the warrants, respectively.

(6)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices of our common stock on The Nasdaq SmallCap Market on July 29, 2003.

(7)	Previously paid in connection with the filing of Registration No. 333-107502 on July 31, 2003.

(8)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices of our common stock on The Nasdaq SmallCap Market on September 8, 2003.

(9)	Previously paid in connection with the filing of Registration No. 333-108737 on September 12, 2003.

(10)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the high and low prices of our common stock on The Nasdaq SmallCap Market on December 3, 2003.

(11)	Of the amount set forth, $2,643.06 has been previously paid; see footnotes (4), (7) and (9).

Of the 25,971,276 shares of our common stock being registered hereby, all but 127,168 shares have been registered on prior registration statements on Form S-1. Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this registration statement is a combined prospectus relating the 127,168 shares of our common stock being registered hereby as well as: 8,226,247 shares of our common stock that was previously registered under Registration Statement No. 333-107502, declared effective on July 31, 2003; 9,546,250 shares of our common stock that was previously registered under Registration Statement No. 333-105654, declared effective on October 31, 2003; and, 8,071,611 shares of our common stock that was previously registered under Registration Statement No. 333-108737, declared effective on November 26, 2003. This registration statement, which is a new registration statement, also constitutes post-effective amendment No. 1 to Registration Statement No. 333-107502, post-effective amendment No. 1 to Registration Statement No. 333-105654 and post-effective amendment No. 1 to Registration Statement No. 333-108737. Each of these post-effective amendments shall hereafter become effective concurrently with the effectiveness of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PROSPECTUS

25,971,276 SHARES OF COMMON STOCK

DATATEC SYSTEMS, INC.

The selling stockholders listed in this prospectus are offering and selling from time to time up to 25,971,276 shares of common stock of Datatec Systems, Inc. We will not receive any of the proceeds from such sale.

Our common stock is listed on The Nasdaq SmallCap Market under the symbol "DATC." The last reported sale price for the common stock on December 1, 2003 was $1.25 per share.

The selling stockholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

Our principal executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004, and our telephone number there is (973) 808-4000.

This investment involves a high degree of risk. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any State securities commission has determined whether this prospectus is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 4, 2003.

TABLE OF CONTENTS

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS	2
OUR COMPANY	3
RISK FACTORS	4
USE OF PROCEEDS	12
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	22
EXPERTS	24
WHERE YOU CAN FIND MORE INFORMATION	25

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus and documents incorporated by reference into this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus or as of the date of any document incorporated by reference into this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or the date of any document incorporated into this prospectus or to reflect the occurrence of unanticipated events. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected.

PROSPECTUS SUMMARY

You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

OUR COMPANY

We are in the business of providing rapid and accurate technology deployment services and licensing software tools, designed to accelerate the delivery of complex Information Technology (IT) solutions for technology providers and enterprises. We market our services primarily to large original equipment manufacturers, systems integrators, independent software vendors, telecommunications carriers and service providers as well as to a select number of Fortune 2000 customers in the United States and Canada. Our deployment services include the following: (i) the process of "customizing" internetworking devices such as routers and switches, and computing devices such as servers and workstations to meet the specific needs of the user, (ii) the process of integrating these hardware devices as well as integrating operational and application software on a network to ensure they are compatible with the topology of the network and all legacy systems, and (iii) the physical process of installing technology on networks.

We are incorporated in Delaware and our common stock is traded on The Nasdaq SmallCap Market under the symbol "DATC." Our executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004. Our telephone number is (973) 808-4000.

RISK FACTORS

The purchase of our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our common stock.

Because our liquidity has been historically limited and we need additional financing, our inability to secure such financing could prevent us from satisfying our cash requirements and continue as a going concern.

As of September 30, 2003, we had cash and cash equivalents of $0.117 million. We have had a history of limited working capital. We anticipate, based on currently proposed plans and assumptions relating to our operations, that our existing capital resources will not be sufficient to satisfy our August 2004 repayment of our credit facility. Currently, we borrow the maximum available under our credit facility with IBM Credit. IBM Credit has informed us that it is not prepared to extend our credit facility beyond August 2004. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. Our inability to secure the necessary financing could result in our defaulting under our credit facility with IBM Credit. If we are unable to raise additional capital or are unable to further renegotiate our credit facility with IBM Credit we may not be able to continue as a going concern.

Prior to the current fiscal year, we incurred losses during the previous five fiscal years and we may not be able to maintain profitability.

We achieved a net profit of $1.4 million for the fiscal year ended April 30, 2003. However, during the prior five fiscal years, we achieved net losses in each year. We may not generate sufficient revenues to meet our expenses or to operate profitably in the future.

We have recently been in violation of certain covenants in our credit facility and cannot guarantee that we will maintain compliance with the covenants, which could result in the immediate acceleration of the facility.

On several recent occasions since January 2001, we have been in violation of certain covenants in our credit facility. If we fail to comply with the loan covenants in the future, our lender could accelerate the entire amount outstanding under our credit facility. In November 2000, our wholly owned subsidiary, Datatec Industries Inc., replaced its existing credit facility with a $21 million credit facility arrangement with IBM Credit consisting of (i) an $18 million three year revolving credit facility (line of credit) and (ii) a $3 million three year term loan payable in monthly installments of principal and interest. Datatec Industries' obligations under the credit facility are guaranteed by us and certain of our subsidiaries. In January 2001, Datatec Industries was not in compliance with certain covenants of the credit facility. As a result, IBM agreed to amend the credit facility agreement which provided for the following: (a) reduction in the line of credit to $14 million (which was subsequently increased to $16 million on July 25, 2001), (b) revision of the covenants to reflect current business conditions and (c) increase in the interest rates in the revolver and term loans to prime plus 3.0% and 3.5%, respectively. In July 2001, Datatec Industries was again not in compliance with the new covenants in the amended credit facility agreement. As a result, on July 26, 2001, IBM agreed to a second amendment to the credit facility agreement under which IBM waived certain covenants Datatec Industries had previously violated. After again failing to comply with covenants in the amended credit facility, IBM agreed to a third amendment to the credit facility on December 14, 2001. On March 14, 2002, IBM agreed to a fourth amendment to the credit facility whereby IBM waived certain covenants that were violated by Datatec Industries and increased the interest rate on the term loans to prime plus 4.25%. IBM agreed to four more waivers to certain covenants in the credit facility on July 30, 2002, November 5, 2002, March 14, 2003 and July 1, 2003, respectively, for breaches by the Company of financial covenants as of the end of each fiscal quarter of 2003.

On April 14, 2003, IBM agreed to amend the credit facility to: (i) extend the expiration date of the facility to August 2004 from August 2003; (ii) provide a maximum availability of (a) $29 million until May 31, 2003; (b) $25 million until December 31, 2003; (c) $20 million until March 31, 2004; and (d) $15 million until August 1, 2004; (iii) lower the interest charges to prime plus 1.75% from prime plus 4.25% and (iv) alter certain financial covenants.

On June 3, 2003, our credit facility was further amended to provide for maximum availability as follows: (i) $25 million from June 1, 2003 until January 14, 2004; (ii) $23 million from January 15, 2004 until March 31, 2004; and (iii) $20 million from April 1, 2004 until August 1, 2004. In addition, IBM Credit agreed to increase our maximum availability from $25,000,000 to $28,000,000 until August 31, 2003, at which time the maximum borrowings under the credit facility available must be reduced to $25,000,000. We are required to pay interest at the rate of prime rate plus 4% on any amounts borrowed over $25 million, instead of prime rate plus 1.75%.

In view of Datatec Industries' failure to comply with the covenants in its credit facility, no assurance can be given that Datatec Industries will be able to comply with the revised loan covenants in the future. In the event we default under the credit facility, we may not be able to continue as a going concern.

Current stockholders and potential stockholders may experience an indeterminable amount of dilution with respect to their shares if we elect to make monthly payments to the holders of certain subordinated secured convertible notes through the issuance of common stock based on a fluctuating conversion price that is discounted from the then-current market price.

In July 2003, we sold an aggregate $4.9 million principal amount of subordinated secured convertible notes and warrants to purchase an aggregate of 875,000 shares of our common stock Although the holders of these notes can convert the notes at their option into shares of common stock at a fixed price of $1.40 per share, we also have the option to repay the notes on a monthly basis in cash or shares of common stock. If we decide to make the monthly payment in shares of common stock, the number of shares to be issued is based on a fluctuating conversion price that is discounted from the then-current market price. Any issuance of shares of common stock for the monthly payments may have a dilutive effect and lead to a decline in the price of our common stock. As a result, if we decide to make monthly payments in shares of common stock, the holders of the convertible notes could be entitled to receive increasing numbers of shares, which could then be sold, triggering further price declines and potential issuances of even larger numbers of shares, to the detriment of other stockholders. Although there is no ceiling on the maximum number of shares that we may issue for the monthly payments on the notes, we can limit the number of shares that are issued by electing to make a monthly payment in cash. However, there can be no assurances that we will be able to make a monthly payment in cash. As a result, the fluctuating conversion price to determine the number of shares to be issued for a monthly payment may have either a minimal or significant dilutive effect on existing and potential stockholders. Based on the closing price of $1.22 on September 16, 2003, we would issue 4,016,393 shares to repay the principal portion of the monthly payments if we decided to pay each monthly payment in shares. If the market price of the common stock declines 75% to $0.31 per share, then we would issue 15,806,451 shares to repay the principal portion of the monthly payments if we decided to pay each monthly payment in shares. For a more complete discussion of the number of shares to be issued, please refer to "Recent Developments" in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As certain subordinated secured convertible notes are converted into shares of common stock that are subsequently resold, the possibility of a change in control increases.

As the outstanding $4.9 million of principal amount of convertible notes, which we sold in July 2003, is converted into shares of our common stock, the selling stockholders may sell these newly issued shares. As the selling stockholders make their resales, purchasers may be able to acquire a sufficient number of shares to effect a change in control. The resale of the shares may also lead to a decrease in the market price of our common stock as the number of shares available for sale increases. This potential decrease in the market price of our common stock may enable purchasers to accumulate a greater number of our shares and effect a change in control. In addition, the selling stockholders may enter into privately negotiated sales with purchasers that will give the purchasers enough shares to effect a change in control.

The holders of certain secured subordinated notes may engage in short sales to depress the market value of our common stock to the detriment of other current stockholders and potential stockholders since such action would increase the number of shares that may be issued to them for a monthly payment.

The holders of the outstanding $4.9 million of principal amount of convertible notes may engage in short sales of our common stock, which could induce or be followed by decreases in the price of our stock. By driving the price of our common stock down, the holders of the notes would then receive more shares if we decide to make a monthly payment on the notes in shares of common stock because of the fluctuating conversion price. While there is no restriction on short selling, each holder of the notes is restricted from having a short position in our common stock in excess of the number of shares that would be issuable upon conversion of the entire principal amount of the note held by him. Any short sale of our common stock may have a potential adverse effect on existing stockholders since the market value of their holdings may decrease and there may be more of a dilutive effect from the issuance of shares for monthly payments.

Current stockholders and potential stockholders may also experience immediate dilution with respect to their shares if shares become available for sale as a result of the exercise of outstanding warrants or if we elect to repay certain indebtedness in shares of our common stock, instead of cash. Additional dilution may occur if we raise more capital.

We currently have warrants outstanding to purchase an aggregate of 7,701,548 shares of common stock at exercise prices ranging from $0.94 to $1.75. The exercise of any of these warrants may have a dilutive effective on existing and potential stockholders. In addition, in August 2003 we agreed to pay $316,667, plus interest, each month from September 2003 until February 2004 to an individual who holds a note issued by us. The agreement permits us, at our option, to pay such monthly amounts in cash or in shares of our common stock. We issued 308,311 shares of our common stock to make the September 2003 payment, 279,610 shares of our common stock to make the October 2003 payment and 291,373 shares of our common stock for the November 2003 payment. In the future, we are likely to continue to issue additional shares in lieu of cash payments, which issuances may have a dilutive effect on existing and potential stockholders. Furthermore, in the event we raise additional capital, a further dilutive effect may be incurred by stockholders.

Current stockholders and potential stockholders may experience an indeterminable amount of dilution with respect to their shares if in connection with the repayment of certain of our indebtedness we elect to make required monthly payments through the issuance of common stock based on a fluctuating conversion price. This indeterminable amount of dilution could also cause the price of our common stock to fall.

We are obligated to repay indebtedness in the aggregate amount of $1,900,000 to Christopher J. Carey, a former officer of ours, by paying equal monthly amounts of $316,667 from September 2003 though February 2004. At our option, we may make such payments by issuing shares of our common stock. If we decide to make the monthly payments by issuing shares of common stock, the number of shares to be issued is based on the price of our common stock at the time we elect to issue the shares of common stock. In the event the price of our stock declines, and we elect to issue shares, we will be required to issue an increasing number of shares to satisfy the monthly payment. Any issuance of shares of common stock for the monthly payments will have a dilutive effect on stockholders and may lead to a further decline in the price of our common stock. As a result, if we decide to make monthly payments in shares of common stock, we may issue increasing numbers of shares, which could then be sold, triggering further price declines and potential issuances of even larger number of shares, to the detriment of other stockholders. Although there is no ceiling on the maximum number of shares that we may issue for the monthly payments, we can limit the number of shares that are issued by electing to make a monthly payment in cash. However, there can be no assurances that we will be able to make any monthly payment in cash.

The large amount of our total outstanding debt and our obligation to service that debt could divert necessary funds from operations, give an advantage to our competitors and limit our ability to react to market or industry conditions.

As of July 31, 2003, we had outstanding debt of approximately $31.6 million. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	We may not be able to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes.
•	Our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations.
•

We could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Our quarterly results have fluctuated in the past and will likely continue to fluctuate making it difficult to predict revenues and results of operations in the future.

Our quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors that include the following:

•	Market acceptance of new or enhanced versions of our services;
•	Changes in our customer mix and changes in the level of our operating expenses;
•	The gain or loss of significant customers; and
•	Personnel changes and economic conditions in general and in the information technology industry in particular.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter. Changes in such factors also make the prediction of revenue and results of operations on a quarterly basis difficult, and performance forecasts derived from such predictions unreliable.

We have also experienced large fluctuations in sales from quarter-to-quarter due to substantial sales to customers in the retailing industry. Typically, these customers delay improvements and enhancements during the fourth quarter of the calendar year to avoid costly interruptions during the holiday sales season.

The complex nature and large size of the projects we undertake could result in lower than expected sales volume for an extended period of time and have a negative impact on our operating results.

Due to the complex nature and large size of implementation projects that we are now pursuing, there is a longer lead time between the initiation of prospective business and the consummation of a transaction, if any. The lead time between the initiation of a prospective client and the consummation of a transaction is typically approximately nine to twelve months. As such, there are likely to be substantial fluctuations in sales volume from month-to-month and quarter-to-quarter. The fluctuations in our operating results increase our risk of failure, especially given our present level of working capital. As a result, if we experience lower than expected sales volume for an extended period of time, it may have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in our industry sector from companies that have larger and greater financial, technical and marketing capabilities, which may hinder our ability to compete successfully.

We may not be able to successfully compete against current and future competitors, causing us to lose market share. We compete with a number of other companies involved in the design, configuration, installation, integration, deployment and servicing of computer networking technologies. The market for such services is highly fragmented, intensely competitive and rapidly changing. Some of our competitors have significantly greater resources and better brand-name recognition than us. In addition, there are relatively low barriers to entry in these markets and new competition may arise either from expansion by established companies or from new emerging companies. Increased competition may result in pressure for price reductions and related reductions in gross margins and market share. In addition to direct competition, we face indirect competition from our existing and potential future customers, many of which internally design, integrate and deploy their own technologies for their particular needs, and therefore may be reluctant to use services offered by independent providers such as us.

The following are the competitive factors that we believe will have a significant effect on our ability to compete successfully:

•

To achieve our goal of larger market share, we must continue to enhance our existing services, introduce new service offerings, recruit and train additional deployment and engineering staff, and recruit and train sales and marketing professionals.

•	We believe that our ability to increase profit margins depends upon a number of factors both within and beyond our control, including performance, price, quality and breadth of services.
•

We believe that our ability to successfully educate prospective customers as to the advantages of our services is vital to the recruitment of companies who internally design, integrate and deploy their own technologies for their particular needs.

We depend on strategic alliances and indirect customers to market our services which account for approximately thirty-five percent of our revenue. If we do not successfully develop and maintain these relationships, our revenue will decrease.

A major part of our growth strategy is to market our services in part through indirect customers and strategic alliances with systems manufacturers, systems integrators, independent software developers/distributors and telecommunications carriers that utilize our services to provide joint solutions to customers. Services marketed through our strategic alliances and indirect customers accounted for approximately $44 million of our revenues during the fiscal year ended April 30, 2003. The loss of these strategic alliances and indirect customers would result in a significant decline in revenues. We have entered into a non-exclusive agreement with Cisco Systems, Inc., pursuant to which we have agreed to provide implementation services to customers of Cisco. Cisco may terminate its agreement with us at any time, with or without cause. Termination of the Cisco agreement, or any similar agreement, may have a material adverse effect on our business, financial condition and results of operations. Because we utilize and will continue to utilize indirect customers and strategic alliances as a significant distribution channel, we are subject to the risk that our indirect customers or strategic partners will discontinue or decrease their use of our services for reasons unrelated to the quality or price of, or demand for, our services. We are also subject to the risk that the demand for products and services sold by our indirect customers or strategic partners will decline, which could have a material adverse effect on our results of operations.

Because a small number of customers account for a substantial portion of our revenues, the loss of any of these customers could cause our revenues to decline substantially.

During each of the past two fiscal years, sales of our services to a limited number of customers have accounted for a substantial percentage of our total net sales. Our 10 largest customers accounted for approximately 93% of our revenues for the year ended April 30, 2003 and approximately 77% of our revenues for the year ended April 30, 2002. For the years ended April 30, 2003 and 2002, one customer accounted for approximately 37% and 30%, respectively, of revenues. This concentration of customers can cause our net sales and earnings to fluctuate from quarter-to-quarter, based on the requirements of our customers and the timing of delivery of services. Although the particular customers are likely to change from period to period, we believe that large orders from a limited number of customers will continue to account for a substantial portion of our revenues in any fiscal period. In any period, the unexpected loss of or decline in net sales from a major customer, or the failure to generate significant revenues from other customers, could have a material adverse effect on our financial results.

Although we have and will continue to disclose backlog for our services, such services could be canceled, reduced or delayed resulting in less than expected revenues.

From time to time, we disclose an amount of backlog for our services, which typically consists of purchase orders, written agreements and other oral agreements with customers for which a customer has scheduled the provision of services within the next 12 months. Orders included in backlog may be canceled or rescheduled by customers without penalty. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. We cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition and results of operations. Backlog should not be relied upon as indicative of our revenues for any future period.

Our ability to sell our products and services and grow our business could be significantly impaired if we lose the services of key personnel.

Our success depends in large part upon the abilities of our senior management, including, Isaac Gaon, our Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Gaon or any other member of senior management could have a material adverse effect on our business. We have an employment agreement with Mr. Gaon which expires on April 30, 2006. The employment agreement may be terminated by us for cause or by Mr. Gaon for good reason. Our future success and growth also depends on our ability to continue to attract, motivate and retain highly qualified employees, including those with the technical, managerial, sales and marketing expertise necessary to operate our business. Competition for personnel in the configuration, integration and deployment services industry is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Departures and additions of key personnel may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We depend upon unionized labor for the deployment of our services. Any work stoppages or labor disturbances could disrupt our business.

A significant percentage of our deployment force is employed under contracts with the International Brotherhood of Electrical Workers and the International Brotherhood of Electrical Workers Local 3 that expire on December 31, 2004. Our union employees are responsible for the deployment of our services. Any work stoppages or other labor disturbances could harm our business.

Our inability to protect our intellectual property rights could prevent us from selling our services and hinder our financial performance.

Most of our intellectual property consists of proprietary or confidential information that is not subject to patent protection. Existing trade secret laws offer only limited protection. The steps that we have taken to protect these proprietary rights may not be adequate to deter misappropriation.

Although we do not believe that we are infringing the intellectual property rights of others, there can be no assurance that such claims will not be asserted. Any such litigation could be costly and divert management's attention, either of which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from selling our services, any one of which would hinder our financial performance and our ability to compete.

Anti-takeover effects of certain Charter provisions, our Rights Agreement and Delaware law may negatively affect the ability of a potential buyer to purchase all or some of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock.

Our Charter, Rights Agreement (commonly referred to as a "poison pill") and Delaware law contain certain provisions that may have anti-takeover effects which may have a negative effect on the price investors are willing to pay for our common stock.

Our Charter, among other things,

•	Prevents stockholders from calling a special meeting of stockholders;
•	Prohibits cumulative voting in the election of directors;
•	Prohibits stockholder action by written consent; and
•	Provides for removal of directors by stockholders only for cause.

Moreover, our Charter authorizes the issuance of a maximum of 4,000,000 shares of preferred stock. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, which restricts certain business combinations with interested stockholders even if such a combination would be beneficial to all stockholders. In general, Section 203 would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of our assets) between us and an "interested stockholder" unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or may otherwise discourage a potential acquirer from attempting to obtain control of us.

We have adopted a "poison pill" that grants holders of our common stock preferential rights in the event of an unsolicited takeover attempt. These rights are denied to any stockholder involved in the takeover attempt and this has the effect of requiring cooperation with our Board of Directors. This may also prevent an increase in the market price of our common stock resulting from actual or rumored takeover attempts. The poison pill could also discourage potential acquirers from making unsolicited acquisition bids.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital.

SELLING STOCKHOLDERS

The following table sets forth the name of each of the selling stockholders, the number of shares beneficially owned by each of the selling stockholders as of December 3, 2003, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after the offering is completed.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by him.

As of December 1, 2003, 49,041,223 shares of our common stock were outstanding. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock issuable on the exercise of warrants that are currently exercisable or exercisable within 60 days of September 8, 2003 are deemed to be outstanding and beneficially owned by the person holding the warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any another person.

Name	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares to be Offered for Resale	Shares Beneficially Owned After Offering
			Number	Percent
Saleh Saeed Alamoodi*	60,000	60,000	0	0
Stephen M. Bragin*	30,000	30,000	0	0
CDC Derivatives Inc.	120,000	120,000	0	0
Insignia Partners LP	30,000	30,000	0	0
Cabernet Partners LP	30,000	30,000	0	0
Frank Kee Colen*	30,000	30,000	0	0
Fahnestock & Co., Inc. Custodian FBO Paul S. Dennis IRA*	60,000	60,000	0	0
Chaim Efrima*	60,000	60,000	0	0
Fahnestock & Co., Inc.*	144,000	144,000	0	0
Allan Glickman*	15,000	15,000	0	0
Christopher T. Hagar and Amy S. Hagar JTWROS*	9,000	9,000	0	0
Fahnestock & Co., Inc.Custodian FBO Lawrence Kaplan RLVR IRA*	30,000	30,000	0	0
Jack Klatell*	30,000	30,000	0	0
Marvin Kogod and Muriel Kogod JTWROS*	60,000	60,000	0	0
John Koufakis*	60,000	60,000	0	0
Nolan Meredith*	60,000	60,000	0	0
Bill Mitsinikos*	60,000	60,000	0	0
Al Muthuraman*	60,000	60,000	0	0
Joseph and Joyce Pignotti JTWROS*	30,000	30,000	0	0
Portside Growth and Opportunity Fund*	600,000	600,000	0	0
JAS Securities LLC*	120,000	120,000	0	0
Truk Opportunity Fund, LLC*	120,000	120,000	0	0
Kenneth M. Reichle, Jr.*	99,000	99,000	0	0
Lawrence J.Rubinstein*	30,000	30,000	0	0
Andrew Sandor*	30,000	30,000	0	0
Sport Time Sales Corp. Defined Benefit Plan 1/1/89*	60,000	60,000	0	0
E. Donald Shapiro*	30,000	30,000	0	0
Joel A. Stone*	60,000	60,000	0	0
TCMP3 Partners, LLP*	480,000	480,000	0	0
Vertical Ventures Investments, LLC*	510,000	510,000	0	0
Stuart Zerner*	90,000	90,000	0	0
Leon Bialik*	120,000	120,000	0	0
Yvonne Briggs*	6,000	6,000	0	0
Cranshire Capital L.P.*	150,000	150,000	0	0
E.T.4. LP/E.R.4 Inc.*	60,000	60,000	0	0
Elliott Associates, LP*	270,000	270,000	0	0
Elliott International, LP*	330,000	330,000	0	0
Ray V. Foss*	60,000	60,000	0	0
Gryphon Master Fund, LP*	480,000	480,000	0	0
Hartzmark Investment, LLC*	60,000	60,000	0	0
Guarantee & Trust Co. TTEE, FBO Fred Ketcher GTC IRA*	300,000	300,000	0	0
Richard S. Koblentz*	15,000	15,000	0	0
Paul Matusow*	60,000	60,000	0	0
Edwin E. Krouse*	60,000	60,000	0	0
Fahnestock & Co., Inc. Custodian FBO William G. Miller IRA*	30,000	30,000	0	0
John Mitsinikos*	60,000	60,000	0	0
Elizabeth T. O'Neill TEE FBO Elizabeth Cavanaugh Trust, DTD 9/8/94*	60,000	60,000	0	0
Jonathan D. Rahn*	60,000	60,000	0	0
Gerald Richter*	102,000	102,000	0	0
Wayne Saker*	60,000	60,000	0	0
Victor J. Scaravilli*	60,000	60,000	0	0
Eric J. Shames *	30,000	30,000	0	0
Leonard D. Steinlauf Revocable Living Trust FBO Leonard D. Steinlauf Trustee U/A/D 2/2/1990*	60,000	60,000	0	0
Howard J. Synenberg*	120,000	120,000	0	0
Lynn M. Taussig*	30,000	30,000	0	0
Henry P. Williams*	60,000	60,000	0	0
Oscar Zimmerman*	90,000	90,000	0	0
Fahnestock & Co. Inc.(1)	243,880	243,880	0	0
Henry P. Williams(1)	47,100	47,100	0	0
Christopher T. Hagar(1)	20,820	20,820	0	0
Frank Kee Colen(1)	26,400	26,400	0	0
Yvonne Briggs(1)	10,200	10,200	0	0
Robert L. Rosenstein(1)	22,667	22,667	0	0
Scott F. Koch(1)	22,667	22,667	0	0
H. David Coherd(1)	22,666	22,666	0	0
Ellen Brous(1)	63,600	63,600	0	0
Vengrowth II Investment Fund, Inc.	1,115,393	1,115,393	0	0
Vernon Earl Sheppard(2)	166,146	166,146	0	0
Jo-Ann Irene Sheppard(3)	5,677	5,677	0	0
Baymar Capital Corporation	80,721	80,721	0	0
Kemp Family Trust Dated 011794, Graham Kemp and Nicole Kemp, trustees(4)	122,034	122,034	0	0
Greg Cochrane(5)	15,428	15,428	0	0
Vivian Heacock(6)	2,058	2,058	0	0
Michael Hilmer(7)	94,235	94,235	0	0
Troy & Associates, Ltd.(8)	23,501	23,501	0	0
Doug Murray(8)	20,144	20,144	0	0
Mary Lou Cook	10,819	10,819	0	0
Roger Harrison(9)	34,892	34,892	0	0
Bill Linton(9)	17,069	17,069	0	0
Centrefire Growth Fund(9)	16,779	16,779	0	0
Brian Semkowski (Trust)(9)	4,935	4,935	0	0
James Franceour(9)	2,117	2,117	0	0
John Mclennan(9)	1,974	1,974	0	0
Kevin Kimsa(9)	1,974	1,974	0	0
Stuart MacGregor(9)	1,974	1,974	0	0
1390338 Ontario Inc.(9)	1,805	1,805	0	0
Aart Veldhuizen(9)	888	888	0	0
Alan Sheppard(9)	888	888	0	0
David Rose(9)	696	696	0	0
Kostana Fiand(9)	592	592	0	0
Christina Sheppard(9)	592	592	0	0
Caryl McClelland(9)	592	592	0	0
Damir Macokatgic(9)	518	518	0	0
Keith De Abreu(9)	444	444	0	0
Susan Rose(9)	296	296	0	0
Robin John Sheppard(9)	296	296	0	0
Infidelity Investment Group(9)	222	222	0	0
Michael Utsal(9)	178	178	0	0
Lori Beaumont(9)	148	148	0	0
Lorraine Harrison(9)	111	111	0	0
Quince Buchanan(9)	111	111	0	0
Palladin Partners I, L.P.(10), (17)	1,433,037	1,433,037	0	0
Palladin Multi-Strategy Partners, L.P.(11), (17)	477,678	477,678	0	0
Cheyenne LLC(12), (17)	955,356	955,356	0	0
Palladin Overseas Fund, Ltd.(13), (17)	1,433,035	1,433,035	0	0
Palladin Opportunity Fund, LLC(14), (17)	4,585,715	4,585,715	0	0
Palladin Overseas Multi-Strategy Fund, Ltd.(15), (17)	477,678	477,678	0	0
Robert L. Rosenstein (16)	61,250	61,250	0	0
Scott F. Koch (16)	61,250	61,250	0	0
H. David Coherd (16)	61,250	61,250	0	0
Richard Addeo*	476,643	476,643	0	0
Michael Aguirre*	142,992	142,992	0	0
J. Terry Alford*	39,720	39,720	0	0
Jan Arnett*	54,019	54,019	0	0
Thomas G. Barry*	39,720	39,720	0	0
Howard Bergtraum*	79,440	79,440	0	0
Mark Berkowitz & Lois Berkowitz JT WROS*	39,720	39,720	0	0
Jerald A. Blumberg*	317,761	317,761	0	0
Elmer Carlson & Diann Carlson JT WROS*	238,321	238,321	0	0
Ezra M. Chan *	158,880	158,880	0	0
Matthew W. Chan &Julie W. Chan & Lai King Ng & Aaron Chan JT TENN COM*	317,761	317,761	0	0
The Lee Chira Revocable Trust D/T/D 4/1/02 Lee Chira Trustee*	119,160	119,160	0	0
William Couvillion*	79,440	79,440	0	0
Divirsified Orthotics Inc. Defined Benefit pension Plan*	198,601	198,601	0	0
Dan Filomeno*	79,440	79,440	0	0
Israel A. Framovitz*	39,720	39,720	0	0
Andrew Gamba*	39,720	39,720	0	0
Norman W. Getz*	39,720	39,720	0	0
Thomas Glass & Susan Glass JT WROS*	39,720	39,720	0	0
Barbara J. Grasman Trust D/T/D 4/8/99 Barbara J. Grasman Trustee*	317,761	317,761	0	0
Jack Grasman & Barbara Grasman JT WROS*	79,440	79,440	0	0
Gummersbach LTD C/O Peter Bubenzer*	79,440	79,440	0	0
Harold Hauben*	238,321	238,321	0	0
Lester Krasno*	39,720	39,720	0	0
Preston Lai*	397,203	397,203	0	0
Walter G. Lukens III*	103,272	103,272	0	0
Joseph Metz*	39,720	39,720	0	0
Charles H. Morse*	79,440	79,440	0	0
R. Dennis Norris & Patricia Norris JT WROS*	73,084	73,084	0	0
Katherine O'Brien*	119,160	119,160	0	0
Michael Panaggio*	39,720	39,720	0	0
Marshall Parker*	79,440	79,440	0	0
Monty W. Rogers*	79,440	79,440	0	0
Louis C. Rose*	397,203	397,203	0	0
John M. Russo*	39,720	39,720	0	0
Richard Saxe & Jody Saxe JT WROS*	39,720	39,720	0	0
Peter G. Smith & Deborah Smith JT WROS*	76,263	76,263	0	0
Gary Stern*	47,664	47,664	0	0
TCMP3 Partners LP C/O Titan Capital Management*	238,321	238,321	0	0
Peter Taraborelli*	39,720	39,720	0	0
Pershing LLC Cust FBO IRA Michael Jeffrey Weitz*	42,897	42,897	0	0
Walter Wichern*	39,720	39,720	0	0
86291078-NJAF Dale Wilson Consulting Money Purchase Plan D/T/D 1/1/01*	79,440	79,440	0	0
86992129-X53S Bertram Witham & Patricia Witham JT WROS*	158,880	158,880	0	0
11297945-NJAA The Wholetz Family 1999 Trust D/T/D 3/25/99*	39,720	39,720	0	0
Kris Destefano (18)	5,933	5,933	0	0
Douglas Costabile (18)	19,850	19,850	0	0
Matthew Menies (18)	1,970	1,970	0	0
Charles Raspa (18)	40,450	40,450	0	0
Scott Tierney (18)	8,123	8,123	0	0
Anthony Celentano (18)	1,968	1,968	0	0
Albert Wardi (18)	20,017	20,017	0	0
Michael Tripodi (18)	55,670	55,670	0	0
James Vivona (18)	85,390	85,390	0	0
Irving Cruz (18)	13,890	13,890	0	0
El Hadji Gueye (18)	23,815	23,815	0	0
Michael Markowitz (18)	130,008	130,008	0	0
Patricia Sorbara (18)	130,008	130,008	0	0
Fabio Migliaccio (18)	17,400	17,400	0	0
Christopher J. Carey (19)	1,972,192	1,972,192	0	0

*	One-third of the number of shares listed for such selling stockholder represents shares of common stock underlying outstanding warrants.

(1)

In connection with an agreement. with Fahnestock & Co., Inc. dated as of December 31, 2002, as amended on April 23, 2003, Fahnestock was issued warrants to purchase 480,000 shares of our common stock for general financial advisory services rendered relating to the consummation of the April 2003 private placement. On May 9, 2003, warrants to purchase 236,120 shares of common stock were assigned to the other selling stockholders as indicated.

(2)	Includes 57,379 shares of common stock underlying outstanding warrants and 57,942 shares of common stock which are subject to a lock-up agreement that expires on April 30, 2004

(3)	Includes 296 shares of common stock underlying outstanding warrants.

(4)	Includes 11,047 shares of common stock underlying outstanding warrants and 87,080 shares of common stock which are subject to a lock-up agreement that expires on April 30, 2004
(5)	Includes 1,974 shares of common stock underlying outstanding warrants.

(6)	Includes 444 shares of common stock underlying outstanding warrants.

(7)	Includes 38,769 shares of common stock underlying outstanding warrants and 55,466 shares of common stock which are subject to a lock-up agreement that expires on April 30, 2004.

(8)	Represents shares of common stock subject to lock-up agreements which expire on April 30, 2004.

(9)	Represents shares of common stock underlying outstanding warrants.

(10)

Consists of the following: 750,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 241,072 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 441,965 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 614,754 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 855,826 shares for the underlying notes and warrants

(11)

Consists of the following: 250,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 80,357 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 147,321 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 204,918 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 285,275 shares for the underlying notes and warrants.

(12)

Consists of the following: 500,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 160,714 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 294,643 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 409,836 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 570,550 shares for the underlying notes and warrants.

(13)

Consists of the following: 750,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 241,071 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 441,964 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 614,754 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 855,825 shares for the underlying notes and warrants.

(14)

Consists of the following: 2,400,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 771,429 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 1,414,286 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 1,967,213 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 2,738,642 shares for the underlying notes and warrants.

(15)

Consists of the following: 250,000 shares of common stock underlying outstanding notes held by such selling stockholder, based upon an approximate redemption price of $1.00; (ii) 80,357 shares of common stock underlying outstanding warrants held by such selling stockholder; and (iii) 147,321 shares of common stock that we are required to register, pursuant to a registration rights agreement entered into with the selling stockholder, although such shares are not currently issuable based upon the current redemption and exercise price contained in the underlying note and warrant. Based on the closing price of $1.22 on September 16, 2003, we would issue 204,918 shares to repay the principal portion of the monthly payments on the notes if we decided to pay each monthly payment in shares. This would result in the issuance of a total of 285,275 shares for the underlying notes and warrants.

(16)

Pursuant to an agreement for general financial advisory services we entered into with Cardinal Securities, L.L.C., dated as of May 15, 2003, in connection with the July 2003 private placement, we issued to Cardinal Securities a five-year warrant expiring on July 3, 2008 to purchase 183,750 shares of our common stock at an exercise price of $1.26 per share. On September 16, 2003, Cardinal Securities assigned all of these warrants as follows: 61,250 to Robert L. Rosenstein; 61,250 to Scott F. Koch; and 61,250 to H. David Coherd.

(17)

The Palladin Group, LP is the investment manager for each entity indicated and shares investment and voting powers with each respective selling stockholder with respect to the shares of common stock being offered by such selling stockholder. Palladin Capital Management, LLC is the general partner of the Palladin Group, LP. Jeffrey Devers is the managing member of Palladin Capital Management, LLC. Each of the subordinated secured convertible notes and the stock purchase warrants held by these six selling stockholders contains a provision that limits each investor and its affiliates, in the aggregate, from owning in excess of 4.99% of the outstanding shares of our common stock.

(18)

Pursuant to a contract of engagement we entered into with Joseph Stevens & Company, Inc., dated June 6, 2003, Joseph Stevens & Company, Inc. was issued five-year warrants expiring on July 28, 2008 to purchase 554,492 shares of our common stock at an exercise price of $1.3637 per share for general financial advisory services rendered in connection with the consummation of the July 28, 2003 private placement. On July 31, 2003, Joseph Stevens & Company assigned all of these warrants to the individuals in the amounts indicated above.

(19)

Pursuant to an agreement between Mr. Carey and us, we are required to pay down debt owed to Mr. Carey in monthly amounts of $316,666.67, plus interest, beginning September 2003 and ending February 2004, in cash or by issuing shares of our common stock to Mr. Carey, at our option. If we chose to issue shares to Mr. Carey, the agreement provides that the number of shares issuable be based upon a five-day average trading value prior to any issuance date. The number of shares of common stock indicated above represents the maximum number of shares we would be required to issue to Mr. Carey assuming a five-day trading value of our common stock of $1.00. In the event that the average trading price is higher or lower than $1.00, we may be required to issue less shares (if the average trading price is higher than $1.00) or more shares (if the average trading price is lower than $1.00), respectively.

Our registration of the shares included in this prospectus does not necessarily mean that each of the selling stockholders will opt to sell any of the shares offered hereby. The shares covered by this prospectus may be sold from time to time by the selling stockholders so long as this prospectus remains in effect.

VOTING AND INVESTMENT CONTROL

The following table lists the names of the people who have voting and investment control of the shares of our common stock for those selling stockholders that are not individuals.

Name of the Entity	Name of the Person
CDC Derivatives Inc.	Lou Pinto
Insignia Partners LP	Bruce Terker
Cabernet Partners LP	Robert Berlacher
Fahnestock & Co., Inc. Custodian FBO Paul S. Dennis IRA	Paul S. Dennis
Fahnestock & Co., Inc.	Albert Lowenthal
Fahnestock & Co., Inc. Custodian FBO Lawrence Kaplan RLVR IRA	Lawrence Kaplan
Portside Growth and Opportunity Fund	Peter Cohen Morgan Stark Thomas Strauss
JAS Securities LLC	Andrew Smuckler
Truk Opportunity Fund, LLC	Michael E. Fein
Sport Time Sales Corp. Defined Benefit Plan 1/1/89	Samuel Siegel
TCMP3 Partners, LLP	Walter Schenker Steven Slawson
Vertical Ventures Investments, LLC	Joshua Silverman
Cranshire Capital L.P.	Mitchell Kopin
E.T.4. LP/E.R.4 Inc.	Ellen Brous Howard Brous
Elliott Associates, LP	Paul Singer
Elliott International, LP	Paul Singer
Gryphon Master Fund, L.P.	E.B. Lyon IV
Hartzmark Investment, LLC	Dolores Hartzmark
Guarantee & Trust Co. TTEE, FBO Fred Ketcher GTC IRA	Fred Ketcher
Fahnestock & Co., Inc. Custodian FBO William G. Miller IRA	William G. Miller
Elizabeth T. O'Neill TEE FBO Elizabeth Cavanaugh Trust, DTD 9/8/94	Elizabeth T. O'Neill
Leonard D. Steinlauf Revocable Living Trust FBO Leonard D. Steinlauf Trustee	Leonard D. Steinlauf
Vengrowth II Investment Fund, Inc.	Timothy Lee
Baymar Capital Corporation	Anthony Roodenburg
Kemp Family Trust Dated 011794, Graham Kemp and Nicole Kemp, trustees	Graham Kemp
Troy & Associates, Ltd.	Kenneth Troy
Centrefire Growth Fund	Bill Conner
Brian Semkowski (trust)	Brian Semkowski
1390338 Ontario Inc.	Carl Scase
Infidelity Investment Group	Keith De Abreu
Palladin Partners I, L.P.	Jeffrey E. Devers
Palladin Multi-Strategy Partners, L.P.	Jeffrey E. Devers
Cheyenne LLC	Jeffrey E. Devers
Palladin Overseas Fund, Ltd.	Jeffrey E. Devers
Palladin Opportunity Fund, LLC	Jeffrey E. Devers
Palladin Overseas Multi-Strategy Fund, Ltd.	Jeffrey E. Devers
The Lee Chira Revocable Trust D/T/D 4/1/02	Lee Chira
Diversified Orthotics Inc. Defined Benefit Pension Plan	Louis A. Rose
Barbara J. Grasman Trust D/T/D 4/8/99	Barbara Grasman
Gummersbach LTD	Peter Bubenzer Lisa J. Marshall
TCMP3 Partners, LLP	Walter Schenker Steven Slawson
Pershing LLC Cust FBO IRA Michael Jeffrey Weitz	Michael Jeffrey Weitz
Dale Wilson Consulting Money Purchase Plan D/T/D 1/1/01	Dale Wilson
TheWohletz Family 1999 Trust D/T/D 3/25/99	Leonard Wohletz Jane Wohletz

Based on information provided by each of the selling stockholders, CDC Derivatives Inc., Fahnestock & Co., Inc., and JAS Securities LLC are the only selling stockholders that are broker-dealers. Furthermore, based on information provided by each of the selling stockholders Palladin Partners I, L.P., Palladin Multi-Strategy Partners, L.P., Cheyenne LLC, Palladin Overseas Fund, Ltd., Palladin Opportunity Fund, LLC, Palladin Overseas Multi-Strategy Fund, Ltd., Robert L. Rosenstein, Scott F. Koch, H. David Coherd, Lawrence Kaplan, Portside Growth and Opportunity Fund, E.T.4. LP/E.R. 4 Inc. and Ellen Brous are the only selling stockholders that are affiliates of broker-dealers within the meaning of Rule 405 of the Securities Act of 1933, as amended. Each of the selling stockholders purchased shares of our common stock in the ordinary course of business and at the time of their purchase of our common stock, none of the selling stockholders had any agreements or understandings directly or indirectly with any person to distribute our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, or their respective pledgees, donees, transferees or other successors in interest, may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods:

•	Block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•

Purchases by a broker or dealer as principal and resale by the broker or dealer for its own account. If such arrangements are entered into, the registration statement will be amended to disclose the arrangements with the broker-dealer participating in the offering and name the broker-dealer as an underwriter;

•	Ordinary brokerage transactions and transactions in which the broker solicits purchases;
•	Privately negotiated transactions;
•	Short sales;
•	Through option or derivatives transactions; and
•	Any combination of any of these methods of sale.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities that qualify in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' securities being offered and the terms of the offering, the names of any agents, brokers, or dealers and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

CDC Derivatives Inc., Fahnestock & Co., Inc. and JAS Securities LLC are deemed statutory "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with this offering. Other selling stockholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. Subject to certain exceptions, Rule 102 of Regulation M restricts a selling stockholder engaged in the distribution of an issuer's securities from simultaneously buying those securities during a "restricted period." In determining whether a selling stockholder is engaged in a distribution for purposes of Regulation M, each takedown off a shelf registration is individually examined to determine whether such offering constitutes a distribution (i.e., whether it satisfies the "magnitude" of the offering and "special selling efforts and selling methods" criteria of a distribution). Accordingly, to the extent that a selling stockholder sells securities covered by the registration statement, and such sales constitute a distribution, short selling, covering shorts and failing to cover shorts after the registration statement's effective date may be constrained by the provisions of Regulation M. The foregoing may affect the marketability of the common stock offered hereby.

We have agreed to indemnify and hold harmless the selling stockholders, other than Mr. Carey, against any losses, claims, damages or liabilities, joint or several, to which the selling stockholders may become subject under the Securities Act or any other statute or at common law for losses, claims, damages, liabilities or actions arising out of or based upon (i) any alleged untrue statement of any material fact contained in any registration statement, including any prospectuses, amendments or supplements, under which these securities were registered under the Securities Act, or (ii) any alleged omission to state a material fact required to be stated in the registration statement or necessary to make the statements contained in the registration statement not misleading. We have also agreed to reimburse the selling stockholders for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any of these losses, claims, damages, liabilities or actions. However, we are not liable in any case for any loss, claim, damage, liability or action arising out of or based upon any alleged untrue statement or alleged omission made in the registration statement in reliance upon and in conformity with written information furnished to us by the selling stockholder specifically for use in the registration statement.

Each selling stockholder, other than Mr. Carey, has agreed to indemnify and hold us, our directors and officers and each other person, if any, who controls us against any losses, claims, damages or liabilities, joint or several, to which we or any director or officer or any person who controls us may become subject under the Securities Act or any other statute or at common law, if the losses, claims, damages, liabilities or actions arise out of or are based upon information in writing provided to us by the selling stockholder specifically for use in any registration statement, including any prospectuses, amendments or supplements, under which these securities were registered under the Securities Act at the request of the selling stockholder. All selling stockholders other than Mr. Carey, for whom we have no indemnification arrangement, have identical indemnification rights and obligations.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Certain members of Olshan Grundman Frome Rosenzweig & Wolosky LLP hold shares of common stock. Robert Friedman, one of our directors and a member of this firm, also holds options to purchase additional shares of our common stock.

EXPERTS

The consolidated financial statements as of April 30, 2003 and 2002 and for the years ended April 30, 2003, 2002 and 2001, and the related financial statement schedule for the years ended April 30, 2003, 2002 and 2001 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended April 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the retroactive application of a change in accounting principle), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

 The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents.  The information we incorporate by reference is considered to be an important part of this prospectus and information that we file later with the SEC will automatically update, replace and supersede this information.

 We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

Our Annual  Report on Form 10-K for the  fiscal  year ended April 30, 2003;
Our Current Report on Form 8-K dated July 28, 2003;
Our Current Report on Form 8-K dated September 5, 2003;
Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2003;
Our Current Report on Form 8-K dated September 16, 2003; and
The description of our common shares contained in our Registration Statement on Form 8-A dated May 2, 1996.

            We will provide to any person, including any beneficial owner of our securities, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.  You may make such requests at no cost to you by writing or telephoning us at the following address or number:

Datatec Systems, Inc.
23 Madison Road
Fairfield, New Jersey 07004
Attention: Chief Financial Officer
Telephone:  973-808-4000

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its Web site.

You should rely only on the information and representations provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC's public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial document retrieval services and at the SEC's Web site at www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses which will be paid by the Registrant in connection with the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates.

SEC registration fee $2,654.79

Legal fees and expenses (including Blue Sky) $5,000.00

Accounting Fees and Expenses $7,500.00

Miscellaneous $5,000.00

Total $20,154.79

ITEM 15. Indemnification of Directors and Officers.

The Certificate of Incorporation and the By-laws of the Registrant provides that the Registrant shall indemnify to the extent permitted by Delaware law any person whom it may indemnify thereunder, including directors, officers, employees and agents of the Registrant. Such indemnification (other than an order by a court) shall be made by the Registrant only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. In addition, the Registrant's Certificate of Incorporation eliminates, to the extent permitted by Delaware law, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

The Registrant's authority to indemnify its directors and officers is governed by the provisions of Section 145 of the Delaware General Corporation Law, as follows:

(a)

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys' fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by former directors and officers and other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)

For purposes of this section, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)

For purposes of this section, references to "other enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan, and references to "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent with respect to any employee benefit plan, its participants or beneficiaries, and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of any employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)

The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section, or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

ITEM 16. Exhibits.

Exhibit No. Description

(a)
	4.1	--	Specimen Common Stock Certificate, incorporated by reference to our registration statement on Form S-1 (File No. 333-39985) filed with the SEC on November 12, 1997.
	*5.1	--	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP with respect to the legality of our common stock.
	*23.1	--	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP, included in Exhibit No. 5.1.
	*23.2	--	Consent of Deloitte & Touche LLP, independent auditors.
	24	--	Powers of Attorney of certain officers and directors (contained on the signature page of this Registration Statement).

_____________

* Filed herewith

ITEM 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on December 4, 2003.

DATATEC SYSTEMS, INC.

By:/s/ Isaac J. Gaon__________

Isaac J. Gaon

Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ISAAC J. GAON his true and lawful attorney-in-fact with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Isaac J. Gaon___________ Isaac J. Gaon	Chairman of the Board and Chief Executive Officer (principal executive officer)	December 4, 2003
/s/ Mark J. Hirschhorn______ Mark J. Hirschhorn	Chief Financial Officer (principal financial officer)	December 4, 2003
/s/ Robert H. Friedman______ Robert H. Friedman	Director	December 4, 2003
_________ David M. Milch	Director	December 4, 2003
/s/ William J. Adams, Jr.____ William J. Adams, Jr.	Director	December 4, 2003
______ J. Oliver Maggard	Director	December 4, 2003
/s/ Walter Grossman_______ Walter Grossman	Director	December 4, 2003